

May 23, 2014

<u>Via E-mail</u>
Mr. Joshua A. Kreinberg, Esq.
General Counsel and Corporate Secretary
Spark Networks, Inc.
11150 Santa Monica Boulevard, Suite 600
Los Angeles, California 90064

> **Re:** **Spark Networks, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed May 22, 2014**
> **File No. 001-32750**

Dear Mr. Kreinberg:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note the following statements, which, pursuant to Rule 14a-9, should be clearly characterized as beliefs, and must have a reasonable and factual basis, with the support disclosed in proxy materials or provided to the staff as supplemental information:

   - "Spark Networks Cautions Stockholders Not to be Misled by Osmium's Inaccurate Statements and Deceptive Practices"
   - "Spark Networks … issued the following open letter to stockholders … cautioning stockholders not to be misled by the puffery and propaganda offered by Osmium…."
   - "Ultimately Osmium's nominees are interested in Osmium's fund performance, not in Spark's long-term performance as a company."

   In future filings, please ensure that you observe Rule 14a-9 in press releases or other soliciting materials.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Katherine J. Blair, Esq.
        Manatt, Phelps & Phillips, LLP